FUTURE HEALTHCARE OF AMERICA

5001 BAUM BOULEVARD, SUITE 770

PITTSBURGH, PENNSYLVANIA  15213

November 14, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Attn: John Reynolds, Assistant Director

Re:                   Future Healthcare of America

Registration Statement on Form S-1

Filed October 8, 2013

File No. 333-191622

Dear Mr. Reynolds:

In response to your letter dated November 4, 2013, we have provided our response to your comments as detailed below.

1.  We note you are registering a total of 7,628,693 shares for sale by the selling stockholder, Alpha Capital Anstalt.  We also note that as of September 30, 2013 you had 10,163,249 shares outstanding.  Finally we note you indicate that 1,232,309 shares are held by your officers and directors as a group.  Given that you are registering for resale an amount of shares accounting for roughly 85% of your shares issued and outstanding held by non-affiliates, please provide a detailed, legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant.  For guidance, please refer to C&DI, Securities Act Rules 612.09.

As Company counsel advised Mr. Turk by telephone on November 7, 2013, the Company has determined to reduce the number of shares being registered herein to 2,976,980 shares, representing one-third of the number of outstanding shares of common stock held by non-affiliates.

2 through 12.

 Due to the reduction in the number of shares being issued, it is our understanding that Comment Nos. 2 through 12 of the above-referenced comment letter are no longer applicable.  Therefore, we are not providing any separate responses to those comments. However, please also note that the disclosure requested in Comment 12 is provided under footnote 3 of the table under the caption “Selling Security Holder” of both the Registration Statement filed on October 8, 2013, and the amended Registration Statement filed herewith.

13.  Where appropriate, please revise your registration statement to provide more details regarding the transaction being registered as well as the convertible debentures and warrants which could result in the issuance of additional shares.  For example purposes only, where appropriate, please address the following:

•

Separately quantify the amount of shares being registered that underlie the convertible note, the interest on the debentures and any shares to be issued in connection with an anti-dilution provision;

•

Disclose how the interest on the debentures is calculated;

•

Interest can be paid in cash or in kind at the company’s option as described in the debenture;

•

The interest conversion rate is based on a discount to market as described in the debenture;

•

Reimbursement of expenses to the seller;

•

Late fees as described in the debenture;

•

Liquidated damages as described in the debenture;

•

Anti-dilution provisions as described in the warrant.

The disclosure under the heading “Selling Security Holder” has been significantly expanded to provide more details about this transaction.

14.  Please expand the Risk Factor section to discuss the material risks to investors associated with the transaction being registered. For example, you should include a risk factor discussing the discount to the market at which Alpha Capital Anstalt is purchasing your shares as well as the dilution to current shareholders resulting from the sale of shares totaling a high percentage of your public float.

A new Risk Factor entitled “The issuance of shares of common to the Selling Stockholder may significantly dilute existing shareholders” has been added.  With respect to your first suggested Risk Factor, please note that the conversion price of the Debenture and the exercise price of the Warrant are both significantly in excess of the Company’s current stock price.

15.  You have included language incorporating by reference reports and documents you file under the Securities Exchange Act of 1934 prior to the date of the prospectus.  It appears you are not permitted to incorporate by reference because your stock is a penny stock.  See Form S-1, General Instruction VII(D)(1)(c).  Please revise your disclosure to delete the incorporation by reference or tell us why you believe you are eligible to incorporate by reference.

All references to the incorporation by reference of other documents have been deleted from the amended registration statement.

16.  We note your disclosure that any statements contained in your prospectus or a document incorporated by reference will be deemed to be modified or superseded for the purposes of your prospectus to the extent that a statement contained in the prospectus or any subsequently filed document that is incorporated by reference in the prospectus modifies the statement.  Please revise to remove this disclosure as you may not incorporate subsequent filings by reference in your Form S-1.

This statement has been deleted from the amended registration statement.

17.  Please provide the undertaking required by Item 512(a)(5)(ii).

This undertaking has been added as requested.

18.  Also, please delete from your filing the undertaking required by Item 512(b) as you may not incorporate subsequent filings by reference in a Form S-1.

This undertaking has been deleted.

19.  Please provide the XBRL interactive data file that is required to be submitted and posted pursuant to Item 601(b)(101)(i) of Regulation S-K.

The XBRL filing has been submitted and posted.

In addition, the Company has updated its financial statements and Management’s Discussion and Analysis disclosure to include the three- and nine-month periods ended September 30, 2013, and the stock price information and beneficial ownership tables have been updated through the most recent practicable date.

The Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FUTURE HEALTHCARE OF

AMERICA, a Wyoming corporation

By /s/ John Busshaus

John Busshaus, Chief Financial

Officer